FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2011 Commission File Number: 001-13928

Royal Bank of Canada

(Exact name of registrant as specified in its charter)

200 Bay Street Royal Bank Plaza Toronto, Ontario Canada M5J 2J5 Attention: Vice-President & Corporate Secretary	1 Place Ville Marie Montreal, Quebec Canada H3C 3A9 Attention: Vice-President & Corporate Secretary

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO ROYAL BANK OF CANADA’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-171806) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Senior Global Medium-Term Notes, Series E (collectively, the “Notes”) by Royal Bank of Canada (the “Bank”) on or following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-171806):

Name of Security	Date of Pricing Supplement	Date of Settlement of Security	Principal Amount
Bullish Buffered Return Notes Linked to a Basket of Exchange Traded Funds, due July 31, 2012	September 26, 2011	September 29, 2011	$3,000,000

EXHIBITS

Exhibit	Description of Exhibit
5.1	Opinion of Norton Rose OR LLP, Canadian counsel for the Bank, as to certain matters under Canadian, Ontario and Quebec law.

5.2	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ROYAL BANK OF CANADA

By:	/s/ Donald Dye

Name: Title:	Donald Dye Authorized Officer

Date:	September 29, 2011

ROYAL BANK OF CANADA

By:	/s/ John Matthews

Name: Title:	John Matthews Authorized Officer

Date:	September 29, 2011